MEMORANDUM
October 28, 2010

TO:	United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Perry J. Hindin, Special Counsel, Office of Mergers and Acquisitions

FROM:	Carrizo Oil & Gas, Inc.

RE:	SEC Comment Letter dated October 26, 2010
Carrizo Oil & Gas, Inc.
Schedule TO-I
Filed on October 25, 2010
File No. 005-51465
     Set forth below is the response from Carrizo Oil & Gas, Inc. (the “Company”) to the comment letter dated October 26, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Schedule TO-I (the “Schedule TO”).
     For ease of reference, the text of the comments has been reproduced in bold-face below, followed by the Company’s responses.
     Please call James H. Mayor of Baker Botts L.L.P. at (713) 229-1749 if you have any questions regarding this submission.
Schedule TO
1.	We note that the offer is unfinanced and subject to a financing condition. Generally, when an offer is not financed, or when an offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3) and (d)(2), an offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Company will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Securities and Exchange Commission	- 2 -	October 28, 2010
Division of Corporation Finance

Response:	The Company acknowledges that the satisfaction of the financing condition referenced in the Staff’s comment, if such satisfaction occurs, will be a material change and confirms that it (1) will promptly file an amendment to the Schedule TO disclosing such change and (2) will disseminate the disclosure of such change in a manner reasonably calculated to inform security holders. The Company confirms that it will keep the offer open for at least five business days following disclosure of such change.
Conditions to the Tender Offer, page 18
2.	We note in the second sentence of the second to last paragraph on page 19 the disclosure relating to the Company’s failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the Company fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the Company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the Company’s understanding on both points in your response letter.

Response:	The Company confirms its understanding of the Staff’s position in the Staff’s comment on both points.
Miscellaneous, page 27
3.	We note the disclosure in the third sentence of the first paragraph. If this language is intended to apply to holders of the convertible notes located outside the United States, please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8) or revise the disclosure consistent with Rule 13e-4(f)(8).

Response:	In response to the Staff’s comment, the Company confirms that it is referring only to excluding holders of the convertible notes located in a U.S. state pursuant to Rule 13e-4(f)(9)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company does not intend to exclude from the offer any holders located outside of the United States.